MILTEC PLATFORM, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2015

MILTEC PLATFORM, INC.

CONTENTS



Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of

 MilTec Platform, Inc.

 We have reviewed the accompanying financial statements of

 MILTEC PLATFORM, INC.

which comprise the balance sheet as of December 31, 2015, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

 Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

 Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

Supplementary Information

The supplementary information included on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information is the representation of management. We have reviewed the information and, based on our review, we are not aware of any material modifications that should be made to the information in order for it to be in accordance with accounting principles generally accepted in the United States of America. We have not audited the information and, accordingly, do not express an opinion on such information.

Emphasis of Matter

As discussed in Note (5), the Company is dependent upon its parent company to provide capital and other financial support.

Atlanta, Georgia
February 16, 2017

HLB Gross Collins, P.C.

3330 Cumberland Blvd., Suite 900 Atlanta, GA 30339 (P) 770-433-1711 (F) 770-432-3473
www.hlbgrosscollins.com "Local In Touch - Global In Reach"

HLB Gross Collins, P.C. is a member of HLB International, a worldwide network of accounting firms and business advisors

MILTEC PLATFORM, INC.

BALANCE SHEET

December 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	14,493
Accounts receivable, related party (Note 5)		1,000
Prepaid expenses (Note 3)		110,833
TOTAL CURRENT ASSETS		126,326
PROPERTY AND EQUIPMENT, at cost, less		
accumulated depreciation (Note 4)		11,729
TOTAL ASSETS	$	138,055

LIABILITIES

CURRENT LIABILITIES		
Accounts payable, related party (Note 5)	$	2,957,029

STOCKHOLDER'S EQUITY

COMMON STOCK, par value $1, 1,000 shares authorized,		
issued, and outstanding (Note 5)		1,000
RETAINED EARNINGS (DEFICIT)		(2,819,974)
TOTAL STOCKHOLDER'S EQUITY (DEFICIT)		(2,818,974)
TOTAL LIABILITIES AND		
STOCKHOLDER'S EQUITY (DEFICIT)	$	138,055

MILTEC PLATFORM, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

Year Ended December 31, 2015

REVENUES	$	90
COST OF REVENUES		31,465
GROSS PROFIT (LOSS)		(31,375)
OPERATING EXPENSES		2,788,579
NET INCOME (LOSS)		(2,819,954)
RETAINED EARNINGS (DEFICIT), BEGINNING OF YEAR		(20)
RETAINED EARNINGS (DEFICIT), END OF YEAR	$	(2,819,974)

MILTEC PLATFORM, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

CASH, BEGINNING OF YEAR	$	9,980
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)		(2,819,954)
Adjustments to reconcile net income (loss) to net cash		
provided by operating activities		
Depreciation		540
Changes in assets (increase) decrease		
Prepaid expenses		(110,833)
Changes in liabilities decrease (increase)		
Accounts payable, related party		2,947,029
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		16,782
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(12,269)
NET INCREASE IN CASH		4,513
CASH, END OF YEAR	$	14,493

(1)   Description of business

Description of business - MilTec Platform, Inc.("MilTec", the "Company"), was formed in June 2014 and is a 100% owned subsidiary of Lunex Group, Inc., an S-Corporation holding company formed in 2007. Lunex Group, Inc. ("Lunex"), is an FCC licensed telecom provider based in Duluth, Georgia. Lunex provides and distributes an array of telecom products, including prepaid phone cards, pinless accounts, international wireless replenishment, domestic wireless replenishment, exclusive VIP number call forwarding services, and unlimited calling plans to various countries. MilTec is a web-based platform provider. MilTec creates the platform point of sale and acts as the middle man to facilitate sales between telecom aggregators and distributors. MilTec operates in both domestic and international markets.

(2)   Summary of significant accounting policies

Basis of presentation - The Company maintains its records on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Revenue recognition - The Company recognizes revenue and the related costs when performance occurs. Deferred revenue is recorded for unearned advance customer payments based on remaining available usage to the customer. There was no deferred revenue recorded as of December 31, 2015.

Cash and cash equivalents - The Company considers cash and cash equivalents to include cash in banks, commercial paper, and deposits with financial institutions that can be liquidated without prior notice or penalty. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk - The Company maintains its cash in bank accounts which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such accounts.

Accounts receivable - Management routinely assesses the financial strength of its customers and, as a consequence, believes accounts receivable are stated at net realizable value and credit risk exposure is limited. Receivables from retailers are considered past due if over 3 days old. If amounts become uncollectible, they are charged to operations when that determination is made. There was no trade accounts receivable or related allowance for doubtful accounts recorded as of December 31, 2015.

Depreciation - The straight-line method is used for computing depreciation on property and equipment. Depreciation is based on estimated useful lives as follows: telecom equipment, 5 to 7 years.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2)   Summary of significant accounting policies (continued)

Advertising - The Company expenses the costs of advertising as incurred. Advertising totaled $357 in 2015.

Fair value of financial instruments - The Company's financial instruments consist of cash, accounts receivable, accounts payable and other short-term assets and liabilities. These financial instruments approximate their fair values, principally because of the short-term maturities of these instruments.

Income taxes - The Company has elected to be taxed as an S corporation for income tax purposes. Accordingly, the stockholder of the Company is responsible for income taxes and no provision for income taxes is included in these financial statements.

Uncertainty in income taxes - The Company accounts for uncertain income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether any tax positions taken would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the year determined. Management has evaluated tax positions taken and is unaware of any unrecognized tax positions in existence as of December 31, 2015.

(3)   Prepaid expenses

Prepaid expenses consist of amounts paid in advance to telecommunications carriers and to software licensors and totaled $110,833 as of December 31, 2015.

The Company entered into a software licensing and support agreement with a non-related party vendor in 2015 that requires payment of fees in advance. The following is a schedule of future minimum software licenses and support payments due in advance:

Years ending December 31,		Amount
2016	$	256,667
2017		373,333
2018		423,334
2019		116,666
	$	1,170,000

(4)   Property and equipment

Property and equipment consist of the following at December 31, 2015:

		2015
Cost		
Telecom equipment	$	12,269
Less accumulated depreciation		(540)
Property and equipment, net	$	11,729

The aggregate depreciation charged to operations was $540 in 2015. The depreciation policies followed by the Company are described in Note (2).

(5)   Related party transactions

The Company incurred significant technology and operational start-up costs in 2015 related to the development and launching of platform applications launched in 2016. The Company's parent company allocated various costs to the Company including salaries, professional fees, employee benefits, payroll taxes, and rent totaling $2,591,802 for the year ended December 31, 2015. These costs were paid by Lunex on the Company's behalf. The Company is dependent upon its parent company to provide capital and other financial support.

Accounts receivable due from Lunex to the Company for 1,000 shares of common stock totaled $1,000 as of December 31, 2015. Accounts payable due to Lunex from the Company for various expenses totaled $2,957,029 as of December 31, 2015.

(6)   Subsequent events

The Company has evaluated subsequent events through February 16, 2017, the date the financial statements were available to be issued.

Between December 28, 2016 and February 7, 2017, the Company issued 50,000 shares of capital stock at $20 per share, for a total of $1,000,000.

In 2016, the Company obtained four notes payable totaling $450,000 at 6% annual interest. The notes payable and the interest can be converted to common stock in lieu of repayment.

In June 2016, the Company entered into a $109,524 five-year financing agreement for the purchase of computer equipment.

None of the aforementioned subsequent events require adjustment to the December 31, 2015 reviewed financial statements.

Management has determined that there are no additional subsequent events that require recognition or disclosure in the December 31, 2015 financial statements.

SUPPLEMENTARY INFORMATION

MILTEC PLATFORM, INC.

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2015

OPERATING EXPENSES

Salaries (Note 5)	$	1,889,078
Professional fees (Note 5)		195,867
Travel (Note 5)		190,054
Employee benefits (Note 5)		110,910
Payroll taxes (Note 5)		103,241
Rent (Note 5)		102,652
Software licenses and support		79,707
Telephone		43,760
Customer relations		35,186
Office expense		24,121
Printing		5,222
Utilities		1,145
Depreciation		540
Advertising		357
Bank fees		110
Miscellaneous		6,629
TOTAL OPERATING EXPENSES	$	2,788,579